SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):      N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):      N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A
* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Stockholders’ Newsletter 2005
Dynamic sales and earnings growth continues
Interim Report as of June 30, 2005

Bayer Group Key Data

	2nd Quarter			1st Half			Full Year
€ million	2004	2005	Change	2004	2005	Change	2004
Net sales	5,890	7,053	+ 19.7%	11,682	13,757	+ 17.8%	23,278

Change in sales
Volume	+ 6%	0%		+ 9%	+ 1%		+ 8%
Price	+ 1%	+ 11%		0%	+ 9%		+ 1%
Currency	- 3%	-1%		- 5%	-1%		-4%
Portfolio	-1%	+ 10%		- 2%	+ 9%		-1%

EBITDA[1]	1,016	1,179	+ 16.0%	2,246	2,616	+ 16.5%	3,834
of which special items	(101)	(106)		(108)	(244)		(235)

Operating result (EBIT)	510	746	+ 46.3%	1,264	1,750	+ 38.4%	1,875
of which special items	(105)	(106)		(112)	(244)		(242)

Return on sales	8.7%	10.6%	+ 21.8%	10.8%	12.7%	+ 17.6%	8.1%

Non-operating result	(214)	(129)	+ 39.7%	(330)	(260)	+ 21.2%	(657)

Net income	146	406	+ 178.1%	565	1,058	+ 87.3%	685
Earnings per share (€)	0.20	0.56		0.77	1.45		0.94

Gross cash flow[2]	712	908	+ 27.5%	1,579	2,009	+ 27.2%	2,885

Net cash flow[3]	1,075	1,015	- 5.6%	870	789	- 9.3%	2,262

Capital expenditures (total)	237	271	+ 14.3%	422	452	+ 7.1%	1,251

Research and development expenses	469	484	+ 3.2%	921	907	-1.5%	1,927

Depreciation and amortization	506	433	-14.4%	982	866	-11.8%	1,959

Number of employees at end of period				92,000	93,200	+ 1.3%	91,700
Personnel expenses	1,396	1,534	+ 9.9%	2,907	3,043	+ 4.7%	6,026

[1]	EBITDA = operating result (EBIT) plus depreciation and amortization

[2]	Gross cash flow = operating result (EBIT) plus depreciation and amortization, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions

[3]	Net cash flow = cash flow from operating activities according to IAS 7
2004 figures restated (for details see notes beginning on page 32)

Contents
Interim Report as of June 30, 2005

4	Interim Report as of June 30, 2005
4	Overview of Sales, Earnings and Financial Position
6	Outlook
7	Performance by Subgroup
8	– Bayer HealthCare
12	– Bayer CropScience
14	– Bayer MaterialScience
16	Performance by Region
18	Liquidity and Capital Resources
19	Employees
20	Legal Risks
22	Subsequent Events
23	Bayer Stock
24	Bayer Group Statements of Income
25	Bayer Group Balance Sheets
26	Bayer Group Statements of Cash Flows
27	Bayer Group Statements of Recognized Income and Expense
27	Bayer Group Statements of Changes in Stockholders’ Equity

28	Notes
28	– Key Data by Segment
30	– Key Data by Region
32	– Notes to the Interim Report as of June 30, 2005

36	Financial Calendar

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Dynamic sales and earnings growth continues
•	Sales advance by 20 percent to more than €7 billion in the second quarter

•	Underlying EBIT up 39 percent

•	HealthCare and MaterialScience post substantially higher earnings

•	Group net income almost tripled to €406 million

•	Full-year 2005 guidance raised significantly
Overview of Sales, Earnings and Financial Position
Bayer turned in a strong performance in the second quarter. We further improved all major business indicators for the Group, bringing us another step closer to meeting our profitability targets.
Group sales rose 19.7 percent year on year, to €7,053 million. Adjusted for currency and portfolio effects, sales increased by 11.2 percent. The growth in business resulted mainly from continuing high demand for the products of our MaterialScience subgroup, which succeeded in raising selling prices considerably compared with the second quarter of 2004. The HealthCare business also grew strongly. CropScience has not yet met our high expectations.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
The pleasing overall business trend led to a considerable improvement in the second-quarter operating result. EBIT before special items increased 38.5 percent to €852 million, driven by higher margins at MaterialScience and HealthCare along with additional cost savings and efficiency improvements. The continued drought in Brazil and southern Europe hampered business development in the CropScience subgroup, where underlying EBIT declined. Bayer Group EBITDA before special items advanced 15.0 percent to €1,285 million.
Second-quarter earnings were impacted by net special charges of €106 million (2004: €105 million), including €74 million in litigation-related charges, €25 million in restructuring expenses at CropScience, and €17 million in integration costs for the consumer health business acquired from Roche.
Second-quarter EBIT after special items climbed by 46.3 percent to €746 million (2004: €510 million). EBITDA also increased considerably in the same period, rising 16.0 percent to €1,179 million (2004: €1,016 million). After deducting the non-operating result of minus €129 million (2004: minus €214 million), pre-tax income came to €617 million (2004: €296 million). Group net income after income taxes and minority interests — including after-tax income from discontinued operations — increased significantly to €406 million (2004: €146 million).

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
The improvement in second-quarter EBIT lifted gross cash flow by 27.5 percent to €908 million (2004: €712 million). Although the volume of business remained high, we reduced working capital slightly compared with the first quarter. Net cash flow came to €1,015 million (2004: €1,075 million).
We also recorded a gratifying operating performance for the first six months as a whole. Sales advanced by a substantial 17.8 percent to €13,757 million. EBIT before special items rose to €1,994 million (+44.9 percent), with reported EBIT also showing a substantial year-on-year improvement to €1,750 million (+38.4 percent). EBITDA increased 16.5 percent in the first half to €2,616 million. Thanks to the improvement in the operating result, first-half net income increased by 87.3 percent to €1,058 million (2004: €565 million).
We reduced net debt by €240 million compared with March 31, 2005, to €6,875 million on June 30.
Outlook
Bayer remains on course for growth. We are confident that the Group will again improve its operating performance in the second half of the year and are therefore raising our sales and earnings targets for the full year.
We now expect Group sales to exceed €26 billion against previous guidance of over €25 billion. EBIT before special items is forecast to rise by about 40 percent, compared with our previous guidance of 20 percent. The 2004 figure was €2,117 million.
MaterialScience is still expected to make the largest contribution to earnings growth, depending of course on the development of the economy and the trend in raw material prices.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
We continue to predict that CropScience, too, will report a clear rise in underlying EBIT, helped by anticipated cost reductions in the second half of the year.
We are increasingly optimistic about the outlook for HealthCare, and are therefore raising our full-year guidance for this subgroup once again: We now expect underlying EBIT from this business to be at least 10 percent higher than in 2004.
We anticipate that changes to our pension plans in the United States and Germany will result in non-cash one-time income of around €200 million in the third quarter. Including this effect, we expect to take net special charges (excluding any additional litigation-related expenses) of between €100 million and €150 million for the full year.
Performance by Subgroup
Our realigned business activities are grouped in the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups. In view of the changes in the Bayer Group’s portfolio, especially the spin-off of LANXESS and the acquisition of the Roche OTC (over-the-counter) medicines business, we have altered our segmentation in 2005 as shown below. Full details of the new reporting segments are given in the notes on page 35.

Subgroups	Segments
HealthCare	Pharmaceuticals, Biological Products
Consumer Care
Diabetes Care, Diagnostics
Animal Health

CropScience	Crop Protection
Environmental Science, BioScience

MaterialScience	Materials
Systems

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Bayer HealthCare

	2nd Quarter		Change	1st Half		Change
€ million	2004	2005	%	2004	2005	%
Net sales	2,007	2,370	+ 18.1	4,039	4,505	+ 11.5
EBITDA*	335	366	+ 9.3	710	668	-5.9
Operating result (EBIT)	217	258	+ 18.9	495	441	-10.9
of which special items	0	(81)		0	(200)
Gross cash flow*	205	258	+ 25.9	457	460	+ 0.7
Net cash flow*	340	221	-35.0	402	288	-28.4

Best-Selling Products
Ascensia® product line (Diabetes Care)	157	191	+ 21.7	293	331	+ 13.0
Adalat® (Pharmaceuticals)	172	167	-2.9	340	320	-5.9
Kogenate® (Biological Products)	135	174	+ 28.9	256	299	+ 16.8
Aspirin® (Consumer Care/Pharmaceuticals)	140	156	+ 11.4	287	296	+ 3.1
Ciprobay®/Cipro® (Pharmaceuticals)	202	114	-43.6	483	272	-43.7
ADVIA Centaur® System (Diagnostics)	112	130	+ 16.1	216	243	+ 12.5
Avalox®/Avelox® (Pharmaceuticals)	55	78	+ 41.8	159	181	+ 13.8
Glucobay® (Pharmaceuticals)	70	75	+ 7.1	143	146	+ 2.1
Advantage®/Advantix® (Animal Health)	67	77	+ 14.9	112	131	+ 17.0
Levitra® (Pharmaceuticals)	40	63	+ 57.5	106	123	+ 16.0
Trasylol® (Pharmaceuticals)	30	56	+ 86.7	73	101	+ 38.4
Rapidlab®/Rapidpoint® (Diagnostics)	38	40	+ 5.3	74	77	+ 4.1
Baytril® (Animal Health)	33	33	0.0	72	73	+ 1.4
Clinitek Urinalysis® (Diagnostics)	38	39	+ 2.6	68	72	+ 5.9
ADVIA Hematology® (Diagnostics)	31	35	+ 12.9	61	68	+ 11.5
Total	1,320	1,428	+ 8.2	2,743	2,733	-0.4
Proportion of Bayer HealthCare sales	66%	60%		68%	61%

Pharmaceuticals, Biological Products
Net sales	939	988	+ 5.2	2,023	1,940	-4.1
Pharmaceuticals	744	746	+ 0.3	1,650	1,512	-8.4
Biological Products	195	242	+ 24.1	373	428	+ 14.7
EBITDA*	114	145	+ 27.2	314	272	-13.4
Operating result (EBIT)	65	109	+ 67.7	230	195	-15.2
of which special items	0	(20)		0	(118)
Gross cash flow*	68	106	+ 55.9	185	180	-2.7
Net cash flow*	173	143	-17.3	123	51	-58.5

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
The Bayer HealthCare subgroup lifted sales 18.1 percent year on year to €2,370 million, mainly because of the acquisition of the Roche consumer health business. Currency- and portfolio-adjusted sales were 5.4 percent higher than in the previous year. The upward trend was driven primarily by above-market growth in the Diabetes Care, Diagnostics and Biological Products divisions.
Second-quarter EBIT improved by 18.9 percent to €258 million. Before special items totaling €81 million, EBIT increased by €122 million to €339 million (+ 56.2 percent).
Pharmaceuticals, Biological Products
Sales of the Pharmaceuticals, Biological Products segment increased by €49 million, or 5.2 percent, year on year to €988 million.
Sales of the Pharmaceuticals Division in the second quarter came to €746 million (+0.3 percent). Good business with products such as Trasylol®, Avelox® and Levitra® more than offset the sales declines in the United States resulting from the expiration of market exclusivity for Cipro® and Schering-Plough’s marketing of our primary care products. Second-quarter sales of Avelox® rose by 41.8 percent year on year due to a heavy flu season in Europe and the United States. The exceptional jump in sales of Trasylol®, which were 86.7 percent higher than in the prior-year quarter, was the result of increased demand from U.S. wholesalers. Trasylol® sales grew in the first six months of 2005 by 38.4 percent overall.
The Biological Products Division lifted sales by €47 million to €242 million in the second quarter, with €39 million of this growth coming from Kogenate® (+28.9 percent). The increase in Kogenate® sales was mainly attributable to strong business in Europe, where we continued to gain market share.
As a result of the positive business trend, earnings from the alliance with Schering-Plough and cost savings, EBIT rose by €44 million to €109 million in the second quarter. That includes expenses of €20 million in connection with the Lipobay/Baycol litigation. Before these special charges, EBIT almost doubled (+98.5 percent).

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005

	2nd Quarter		Change	1st Half		Change
€ million	2004	2005	%	2004	2005	%
Consumer Care
Net sales	333	592	+ 77.8	659	1,115	+ 69.2
EBITDA*	65	59	-9.2	134	102	-23.9
Operating result (EBIT)	47	34	-27.7	100	45	-55.0
of which special items	0	(61)		0	(82)
Gross cash flow*	40	31	-22.5	93	68	-26.9
Net cash flow*	21	2	-90.5	83	94	+ 13.3

Diabetes Care, Diagnostics
Net sales	510	561	+ 10.0	954	1,022	+ 7.1
Diabetes Care	168	194	+ 15.5	309	337	+ 9.1
Diagnostics	342	367	+ 7.3	645	685	+ 6.2
EBITDA*	104	114	+ 9.6	173	191	+ 10.4
Operating result (EBIT)	60	72	+ 20.0	88	109	+ 23.9
of which special items	0	0		0	0
Gross cash flow*	64	89	+ 39.1	120	145	+ 20.8
Net cash flow*	108	54	-50.0	151	114	-24.5

Animal Health
Net sales	225	229	+ 1.8	403	428	+ 6.2
EBITDA*	52	48	-7.7	89	103	+ 15.7
Operating result (EBIT)	45	43	-4.4	77	92	+ 19.5
of which special items	0	0		0	0
Gross cash flow*	33	32	-3.0	59	67	+ 13.6
Net cash flow*	38	22	-42.1	45	29	-35.6

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Consumer Care
Sales of the Consumer Care segment advanced by 77.8 percent in the second quarter to €592 million, with the OTC business acquired from Roche contributing sales of €277 million.
Integration of the Roche OTC business is proceeding on schedule. Sales of products acquired through this transaction such as Bepanthen®/Bepanthol®, Rennie® and Supradyn® showed further pleasing increases from first-quarter levels.
Although demand for Aleve® picked up following the FDA Advisory Committee’s positive findings in connection with the debate about non-steroidal anti-inflammatory drugs (NSAIDS) in the United States, currency-adjusted sales were down 28.4 percent year on year.
EBIT of the Consumer Care segment was €34 million, down €13 million from the same period of 2004. Before €44 million in special charges related to the PPA litigation and €17 million in integration costs for the OTC acquisition, EBIT increased to €95 million (+102.1 percent), mainly on account of the OTC products acquired from Roche.
Diabetes Care, Diagnostics
Sales of the Diabetes Care, Diagnostics segment rose by €51 million, or 10.0 percent, to €561 million.
In the Diabetes Care Division, sales increased 15.5 percent to €194 million thanks to strong growth in the United States and Europe. Sales of the Diagnostics Division advanced 7.3 percent to €367 million.
This segment’s EBIT improved to €72 million (+20.0 percent) due to the positive business trend.
Animal Health
Second-quarter sales of the Animal Health segment were 1.8 percent higher at €229 million.
In Europe business was slightly down from the previous year, partly because sales in the prior-year quarter had been boosted by initial orders for the newly launched flea and tick control product Advantix®. However, the decline in Europe was more than offset by strong growth in other regions and the market launch of Advocate®, a combination antiparasitic for dogs and cats.
EBIT was almost unchanged year on year at €43 million.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Bayer CropScience

	2nd Quarter		Change	1st Half		Change
€ million	2004	2005	%	2004	2005	%
Net sales	1,642	1,604	-2.3	3,374	3,348	-0.8
EBITDA*	341	306	-10.3	897	863	-3.8
Operating result (EBIT)	159	162	+ 1.9	538	576	+ 7.1
of which special items	(41)	(25)		(41)	(34)
Gross cash flow*	192	231	+ 20.3	539	618	+ 14.7
Net cash flow*	585	613	+ 4.8	346	234	-32.4

Best-Selling Products
Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/ Environmental Science)	158	154	-2.5	329	325	-1.2
Folicur®/Raxil® (Fungicides/Seed Treatment)	104	86	-17.3	212	183	-13.7
Puma® (Herbicides)	82	73	-11.0	142	140	-1.4
Basta®/Liberty® (Herbicides)	73	79	+ 8.2	123	138	+ 12.2
Betanal® (Herbicides)	64	52	-18.8	116	104	-10.3
FLINT®/Stratego®/Sphere® (Fungicides)	53	38	-28.3	113	87	-23.0
Proline® (Fungicides)	24	50	+ 108.3	24	86	•
Decis®/K-Othrine® (Insecticides/Environmental Science)	54	47	-13.0	92	85	-7.6
Temik® (Insecticides)	20	21	+ 5.0	68	61	-10.3
Hussar® (Herbicides)	21	23	+ 9.5	60	61	+ 1.7
Total	653	623	-4.6	1,279	1,270	-0.7
Proportion of Bayer CropScience sales	40%	39%		38%	38%

Crop Protection
Net sales	1,352	1,318	-2.5	2,768	2,735	-1.2
Insecticides	383	344	-10.2	769	708	-7.9
Fungicides	349	369	+ 5.7	688	716	+ 4.1
Herbicides	547	524	-4.2	1,100	1,079	-1.9
Seed Treatment	73	81	+ 11.0	211	232	+ 10.0
EBITDA*	266	235	-11.7	694	678	-2.3
Operating result (EBIT)	119	110	-7.6	402	432	+ 7.5
of which special items	(41)	(21)		(41)	(30)
Gross cash flow*	152	182	+ 19.7	425	489	+ 15.1
Net cash flow*	522	493	-5.6	327	170	-48.0

Environmental Science, BioScience
Net sales	290	286	-1.4	606	613	+ 1.2
Environmental Science	216	216	0.0	402	390	-3.0
BioScience	74	70	-5.4	204	223	+ 9.3
EBITDA*	75	71	-5.3	203	185	-8.9
Operating result (EBIT)	40	52	+ 30.0	136	144	+ 5.9
of which special items	0	(4)		0	(4)
Gross cash flow*	40	49	+ 22.5	114	129	+ 13.2
Net cash flow*	63	120	+ 90.5	19	64	•

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Sales of the Bayer CropScience subgroup slipped 2.3 percent in the second quarter to €1,604 million. Currency- and portfolio-adjusted sales were down 3.1 percent. EBIT, at €162 million, was virtually unchanged from the same period of 2004. Underlying EBIT declined by 6.5 percent to €187 million.
Crop Protection
Sales of the Crop Protection segment came in at €1,318 million, down 2.5 percent from the previous year. Higher sales in the Seed Treatment and Fungicides business units only partially offset the declines in Insecticides and Herbicides. The drop in business was largely attributable to the prolonged drought in Brazil and some southern European countries. In the Fungicides unit, our new Proline® family of cereal fungicides and our strobilurin-based product Fandango® made good headway, more than compensating for the drought-related declines in sales of Folicur® and Flint®.
EBIT of the Crop Protection segment shrank by 7.6 percent year on year to €110 million. Before special charges, EBIT came to €131 million, down 18.1 percent from the prior-year quarter. The drop in earnings was mainly caused by a weather-related decline in volumes and write-downs of receivables.
Environmental Science, BioScience
Sales of the Environmental Science, BioScience segment remained virtually unchanged from the second quarter of 2004. This segment’s EBIT improved by €12 million to €52 million (+30.0 percent), partly because of reduced amortization.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Bayer MaterialScience

	2nd Quarter		Change	1st Half		Change
	2004	2005	%	2004	2005	%
€ million
Net sales	2,091	2,734	+ 30.8	3,968	5,278	+ 33.0
EBITDA*	366	464	+ 26.8	647	997	+ 54.1
Operating result (EBIT)	215	327	+ 52.1	350	733	+ 109.4
of which special items	0	(10)		0	(10)
Gross cash flow*	264	328	+ 24.2	495	689	+ 39.2
Net cash flow*	141	269	+ 90.8	193	269	+ 39.4

Materials
Net sales	800	1,045	+ 30.6	1,500	1,968	+ 31.2
Polycarbonates	489	679	+ 38.9	919	1,267	+ 37.9
Thermoplastic Polyurethanes	47	49	+ 4.3	92	95	+ 3.3
Wolff Walsrode	81	88	+ 8.6	158	160	+ 1.3
H.C. Starck	183	229	+ 25.1	331	446	+ 34.7
EBITDA*	140	215	+ 53.6	232	427	+ 84.1
Operating result (EBIT)	78	162	+ 107.7	110	321	+ 191.8
of which special items	0	0		0	0
Gross cash flow*	104	149	+ 43.3	179	292	+ 63.1
Net cash flow*	59	80	+ 35.6	75	144	+ 92.0

Systems
Net sales	1,291	1,689	+ 30.8	2,468	3,310	+ 34.1
Polyurethanes	912	1,215	+ 33.2	1,732	2,411	+ 39.2
Coatings, Adhesives, Sealants	323	342	+ 5.9	624	662	+ 6.1
Inorganic Basic Chemicals	51	102	+ 100.0	100	189	+ 89.0
Others	5	30	•	12	48	•
EBITDA*	226	249	+ 10.2	415	570	+ 37.3
Operating result (EBIT)	137	165	+ 20.4	240	412	+ 71.7
of which special items	0	(10)		0	(10)
Gross cash flow*	160	179	+ 11.9	316	397	+ 25.6
Net cash flow*	82	189	+ 130.5	118	125	+ 5.9

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Business at Bayer MaterialScience grew substantially in the second quarter in a strong economic environment. Sales advanced by 30.8 percent to €2,734 million. Adjusted for currency and portfolio effects, the increase came to 27.5 percent. The prime contributors to this upward trend were the Polycarbonates and Polyurethanes business units. The subgroup posted a €112 million year-on-year improvement in EBIT to €327 million (+52.1 percent). Underlying EBIT rose by 56.7 percent. Favorable market conditions helped us to implement what were in some cases substantial price increases. In this way we offset the significant rise in raw material costs compared with the previous year and achieved the necessary margin improvements in key areas of the business.
Materials
Sales of the Materials segment came to €1,045 million in the second quarter, up 30.6 percent from the same period of 2004. The increase was mainly the result of an excellent performance by the Polycarbonates and H.C. Starck business units.
Second-quarter EBIT improved by a substantial €84 million, or 107.7 percent, to €162 million, with higher selling prices more than offsetting the increases in raw material costs.
Systems
Sales of the Systems segment also rose strongly in the second quarter, advancing 30.8 percent to €1,689 million, with the Polyurethanes and Inorganic Basic Chemicals business units posting the strongest gains.
EBIT of this segment improved by €28 million year on year to €165 million (+20.4 percent). Underlying EBIT rose 27.7 percent. In this segment, too, higher raw material costs were offset by price increases.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Sales by Region and Segment (by market)

	Europe			North America
			Change			Change
			in local			in local
		Change	currencies		Change	currencies
2nd Quarter 2005		%	%		%	%
€ million
Pharmaceuticals, Biological Products	420	+ 16.0	+ 16.1	239	-7.9	-7.0
Consumer Care	263	+ 188.9	+ 189.1	153	-3.1	+ 0.7
Diabetes Care, Diagnostics	226	+ 10.0	+ 10.0	230	+ 10.0	+ 14.2
Animal Health	69	-2.3	-2.3	86	-4.4	-0.4
Crop Protection	562	+ 2.6	+ 1.8	369	-5.0	-3.0
Environmental Science, BioScience	109	+ 16.4	+ 16.5	115	-18.2	-14.7
Materials	428	+ 24.9	+ 25.0	229	+ 28.7	+ 34.3
Systems	797	+ 38.7	+ 38.7	479	+ 24.6	+ 29.8
Total region (incl. others)	3,188	+ 31.1	+ 30.9	1,904	+ 5.2	+ 8.7

			Change			Change
			in local			in local
		Change	currencies		Change	currencies
1st Half 2005		%	%		%	%
€ million
Pharmaceuticals, Biological Products	810	+ 9.4	+ 9.4	498	-27.2	-25.9
Consumer Care	504	+ 150.5	+ 150.1	289	-1.7	+ 2.3
Diabetes Care, Diagnostics	426	+ 7.6	+ 7.5	406	+ 5.4	+ 9.5
Animal Health	133	-1.6	-1.6	156	+ 5.5	+ 10.0
Crop Protection	1,201	+ 1.8	+ 0.7	709	+ 4.9	+ 7.4
Environmental Science, BioScience	245	+ 2.1	+ 2.1	259	-3.1	-0.1
Materials	839	+ 29.4	+ 29.5	433	+ 30.5	+ 36.3
Systems	1,572	+ 41.4	+ 41.4	928	+ 27.5	+ 33.0
Total region (incl. others)	6,297	+ 27.2	+ 27.0	3,687	+ 4.9	+ 8.4
Performance by Region
Bayer raised sales by €1,163 million to €7,053 million (+19.7 percent) in the second quarter. About two-thirds of this growth was generated in Europe, where sales increased by €756 million (+31.1 percent) to €3,188 million. Business growth in Germany was above the average, with sales up €350 million to €1,082 million (+ 47.8 percent). After adjusting for portfolio effects, the improvement in Germany was around 15 percent, partly because of a strong performance by HealthCare.
Sales in North America climbed 5.2 percent to €1,904 million; in local currencies the increase was 8.7 percent. While MaterialScience reported good growth in this region,

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005

				Latin America/
	Asia/Pacific			Africa/Middle East			Total Segment
			Change			Change			Change
			in local			in local			in local
		Change	currencies		Change	currencies		Change	currencies
2nd Quarter 2005		%	%		%	%		%	%
€ million
Pharmaceuticals, Biological Products	222	-1.3	+ 0.3	107	+ 16.3	+ 15.8	988	+ 5.2	+ 5.9
Consumer Care	30	+ 190.5	+ 194.2	146	+ 98.2	+ 97.3	592	+ 77.8	+ 78.8
Diabetes Care, Diagnostics	71	+ 5.8	+ 6.8	34	+ 16.4	+ 14.1	561	+ 10.0	+ 11.5
Animal Health	37	+ 15.1	+ 14.2	37	+ 13.7	+ 10.3	229	+ 1.8	+ 2.6
Crop Protection	193	+ 0.8	+ 1.4	194	-14.0	-18.1	1,318	-2.5	-3.0
Environmental Science, BioScience	43	+ 17.2	+ 18.7	19	+ 2.9	-0.6	286	-1.4	+ 0.6
Materials	308	+ 35.0	+ 39.0	80	+ 53.7	+ 54.1	1,045	+ 30.6	+ 32.9
Systems	235	+ 21.2	+ 23.6	178	+ 29.1	+ 26.7	1,689	+ 30.8	+ 32.4
Total region (incl. others)	1,153	+ 17.2	+ 19.1	808	+ 21.7	+ 19.4	7,053	+ 19.7	+ 20.8

			Change			Change			Change
			in local			in local			in local
		Change	currencies		Change	currencies		Change	currencies
1st Half 2005		%	%		%	%		%	%
€ million
Pharmaceuticals, Biological Products	431	+ 2.3	+ 4.1	201	+ 13.7	+ 14.7	1,940	-4.1	-3.2
Consumer Care	59	+ 182.4	+ 191.0	263	+ 84.0	+ 86.1	1,115	+ 69.2	+ 70.5
Diabetes Care, Diagnostics	128	+ 10.5	+ 11.8	62	+ 8.8	+ 7.7	1,022	+ 7.1	+ 8.8
Animal Health	68	+ 17.5	+ 17.3	71	+ 13.4	+ 11.8	428	+ 6.2	+ 7.4
Crop Protection	398	-3.1	-2.2	427	-15.0	-17.1	2,735	-1.2	-1.3
Environmental Science, BioScience	66	+ 12.5	+ 14.0	43	+ 7.0	+ 5.5	613	+ 1.2	+ 2.5
Materials	544	+ 29.2	+ 33.2	152	+ 53.8	+ 55.2	1,968	+ 31.2	+ 33.7
Systems	472	+ 27.5	+ 30.1	338	+ 31.0	+ 30.0	3,310	+ 34.1	+ 36.0
Total region (incl. others)	2,191	+ 16.8	+ 19.0	1,582	+ 18.0	+ 17.3	13,757	+ 17.8	+ 18.9
CropScience sales declined. Pharmaceuticals sales, too, were lower due to the effect of the Schering-Plough alliance.
Sales moved ahead by 17.2 percent in Asia/Pacific and by 21.7 percent in Latin America/Africa/Middle East, with MaterialScience the main growth driver in both regions. In Latin America/Africa/Middle East there was also a pleasing rise in sales of both the Pharmaceuticals, Biological Products and the Consumer Care segments, growth in the latter case being portfolio-related. In Greater China, second-quarter sales grew by more than 30 percent.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Liquidity and Capital Resources

	2nd Quarter		1st Half
Cash Flow Key Data	2004	2005	2004	2005
€ million
Gross cash flow*	712	908	1,579	2,009
Changes in working capital	363	107	(709)	(1,220)
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	1,075	1,015	870	789
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	71	10	(23)	(22)
Net cash provided by (used in) operating activities (net cash flow, total)	1,146	1,025	847	767
Net cash provided by (used in) investing activities (total)	55	247	215	(700)
Net cash provided by (used in) financing activities (total)	(977)	(1,347)	(1,135)	(1,777)
Change in cash and cash equivalents due to business activities (total)	224	(75)	(73)	(1,710)

*	for definition see Bayer Group Key Data on page 2
Thanks to the improvement in earnings, gross cash flow increased 27.5 percent year on year to €908 million. The net cash flow from continuing operations was 5.6 percent below the prior-year quarter at €1,015 million (2004: €1,075 million) due to a smaller cash inflow from improvements in working capital. Changes in inventories, trade receivables and trade payables showed a year-on-year improvement despite business expansion. This was counteracted by an increase in other working capital.
There was a net cash inflow of €247 million from investing activities (2004: €55 million). The increase in this item was chiefly due to the proceeds from the sale of the LANXESS convertible bond, which had a nominal value of €200 million.
The net cash outflow of €1,347 million (2004: €977 million) for financing activities comprised €429 million in dividends, €479 million in net loan repayments and €439 million in interest payments.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005

	June 30,	June 30,	Dec. 31,
Net Debt From Continuing Operations	2004	2005	2004
€ million
Noncurrent financial liabilities as per balance sheets (including derivatives)	6,143	6,996	7,025
Current financial liabilities as per balance sheets (including derivatives)	2,187	2,019	2,166
Derivative receivables	(430)	(323)	(701)
Debt	7,900	8,692	8,490
Liquid assets as per balance sheets	(2,881)	(1,817)	(3,599)
Net debt	5,019	6,875	4,891
Net debt stood at €6,875 million on June 30, 2005. This was €240 million less than on March 31, 2005. Including marketable securities and other instruments, the Bayer Group had liquid assets of €1,817 million.
Employees
On June 30, 2005, the Bayer Group had 93,200 employees in continuing operations, which was 1,200 more than on June 30, 2004. Headcount was also 1,500 higher than at year-end 2004. This increase was primarily due to the transfer of employees from Roche following the acquisition of the consumer health business. At the same time, there was a reduction in the workforce in the United States as a consequence of the Schering-Plough alliance.
Since the start of this year, headcount rose by 900 in Europe, 1,000 in Latin America/Africa/ Middle East and about 1,100 in Asia/Pacific. The number of employees in North America declined by 1,500.
Personnel expenses increased by 9.9 percent to €1,534 million in the second quarter of 2005. After adjusting for the income from pension plan curtailments recognized in the second quarter of 2004, personnel expenses rose by 1.5 percent.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Legal Risks
Increased risks currently result from litigation commenced in the United States following Bayer’s voluntary market withdrawals of Lipobay/Baycol (cerivastatin) and of products containing phenylpropanolamine (PPA), as well as from actions related to Bayer’s ciprofloxacin anti-infective product and actions and/or investigations relating to certain rubber related and polyester polyols/urethane related lines of business.
Lipobay/Baycol: Over the course of the Lipobay/Baycol litigation Bayer has been named as a defendant in approximately 14,700 cases worldwide (more than 14,580 of them in the U.S.). As of June 30, 2005, the number of Lipobay/Baycol cases pending against Bayer worldwide was 5,986 (5,910 of them in the U.S., including several class actions). The decrease in the number of U.S. cases is attributable to various reasons, including voluntary dismissals by plaintiffs, dismissals based on settlements and court-ordered dismissals, such as for failure to satisfy procedural requirements.
As of June 30, 2005, Bayer had settled 3,017 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$1,138 million. On a voluntary basis and without acknowledging any legal liability, Bayer will continue its policy of trying to agree on fair compensation for people who experienced serious side effects from Lipobay/Baycol. After nearly four years of litigation we are currently aware of fewer than 50 cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States. In the 2003 and 2004 fiscal years, Bayer took charges to the operating result totaling €347 million in connection with the Lipobay/Baycol litigation risk, over and beyond the assumed insurance coverage of approximately US$1.2 billion. An additional €24 million charge to the operating result was taken in the second quarter of 2005 in light of settlements already concluded or expected to be concluded and anticipated defense costs.
PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Since that time, Bayer and other manufacturers of PPA-containing products, along with several retailers and distributors, have been named in numerous lawsuits in the United States brought by plaintiffs alleging injuries related to the claimed ingestion of PPA.
Of the approximately 3,000 PPA cases filed against Bayer, fewer than 600 cases remained pending against the company as of the end of June 2005. Bayer is the sole manufacturer named as a defendant in approximately 400 cases and co-defendant together with other former manufacturers of PPA-containing products in approximately 200 cases. In addition there are currently approximately 290 cases pending appeal, filed by plaintiffs whose suits were dismissed in the first instance on the grounds of procedural deficiency. There are approximately 80 further cases which have been dismissed based upon forum non conveniens grounds which plaintiffs may refile in the proper jurisdictions.
All other cases filed against Bayer have been dismissed, withdrawn or settled. Further dismissals are possible, particularly should plaintiffs fail to comply with court orders

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
requiring the submission of causative evidence. As of June 30, 2005, we have settled 139 cases without acknowledging liability resulting in payments of US$28 million.
Three PPA cases against Bayer have gone to trial so far with two resulting in defense verdicts for Bayer and one in which the plaintiff was awarded damages amounting to US$400,000 being settled while on appeal in July 2005.
Taking into account insurance coverage, a €16 million charge for settlements and further defense costs was recorded in 2004. An additional €44 million charge was recorded in the second quarter of 2005 for settlements already concluded or expected to be concluded. This charge also covers the results of the review by the company of approximately 500 of the 600 pending lawsuits as to whether settlement may be appropriate. Further charges may need to be recorded should the company become aware of additional cases with a potential for settlement. Also, due to the uncertainty associated with the remaining balance of pending PPA cases, it remains impossible to further estimate potential liability for those cases and thus no additional provisions for potential liabilities have been recorded.
Bayer intends to continue to vigorously defend all those Lipobay/Baycol and PPA lawsuits in which a settlement is in our view not warranted or cannot be reasonably achieved.
Since the existing insurance coverage is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit against Bayer involving the drug Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated certain antitrust laws. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking treble damages under U.S. law. Bayer believes the plaintiffs will not be able to establish that the settlement with Barr was outside of the scope of Bayer’s valid Cipro® patent, which patent has been the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts.
All of the actions pending in federal court were consolidated in federal court in New York in a Multidistrict pre-trial proceeding. On March 31, 2005, this court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims. The plaintiffs are appealing this decision. In addition Bayer is involved in several proceedings pending before various state courts. Bayer believes that it has meritorious defenses to the claims raised in these proceedings and will continue to vigorously defend the litigation.
Rubber, polyester polyols, urethane: Investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities are ongoing in connection with alleged anticompetitive conduct involving certain products in the rubber field. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to US$66 million for antitrust violations relating to rubber chemicals and US$4.7 million for those relating to acrylonitrile-butadiene rubber. Both these agreements have received

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
court approval and the respective amounts have been paid. Provisions of €50 million were established in 2003 for risks arising out of the E.U. Commission’s investigations, although a reliable estimate cannot yet be made as to the expected amount of any fines.
Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of US$33 million for antitrust violations in the United States relating to adipic-based polyester polyols. The court has approved the agreement and the respective amount has been paid. A similar investigation is pending in Canada, but it is not currently possible to estimate the amount of any fine that may result.
A number of civil lawsuits for damages have been filed in the United States, and in Canada, against Bayer AG and some of its subsidiaries, among other unaffiliated defendants. These lawsuits, involving allegations of unlawful collusion on prices for certain rubber and polyester polyol product lines, are generally at an early stage.
The financial risk associated with all of the above litigation (with the exception of those criminal proceedings in which fines have already been imposed), including the financial risk of civil lawsuits for damages, is currently not quantifiable, so no accounting measures have been taken in this regard. The company expects that, in the course of the abovementioned governmental proceedings and civil damages suits, significant expenses will become necessary that may be of material importance to the company.
In the United States, civil actions are also pending involving allegations of unlawful collusion on prices for polyether polyols and other precursors for urethane products. These lawsuits are also generally at an early stage.
Subsequent Events
In July 2005 Bayer AG successfully placed €1.3 billion of subordinated hybrid bonds on the capital market. This issue has a maturity of 100 years, pays interest at 180 basis points above the ten-year swap rate and bears a 5 percent coupon. After the first ten years Bayer has a quarterly option to redeem the bonds at face value. If we do not exercise this option, Bayer will pay variable interest at 280 basis points above the three-month EURIBOR rate for the remainder of the term. The 100-year issue strengthens our credit rating since the rating agencies classify such bonds mainly as equity.
In addition, as part of our refinancing measures, we repurchased part of the 5.375 percent Bayer bond issue due on April 10, 2007. The nominal value of the bonds repurchased was approximately €860 million.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Bayer Stock

	2nd Quarter		1st Half
Bayer Stock Data	2004	2005	2004	2005
High for the period (€)	22.25	28.62	23.79	28.62
Low for the period (€)	18.81	24.79	18.26	22.03
Average daily share turnover on German stock exchanges (million)	4.4	4.0	4.3	4.5

				Change
				June 30, 2005/
	June 30,	June 30,	Dec. 31,	Dec. 31, 2004
	2004	2005	2004	%
Share price (€)	22.20	27.59	23.36	+ 18.1
Market capitalization (€ million)	16,214	20,150	17,061	+ 18.1
Stockholders’ equity (€ million)	11,689	10,596	10,943	-3.2
Number of shares entitled to the dividend (million)	730.34	730.34	730.34	0.0

DAX	4,053	4,586	4,256	+ 7.8

Based on Xetra prices, Frankfurt Stock Exchange
Bayer stock performed very well in the first half of 2005, gaining 18.1 percent and thus significantly outperforming both the DAX (+ 7.8 percent) and the DJ EURO-STOXX 50 (+ 10.0 percent). The half-year high of €28.62 on June 13, 2005 at the same time represented a two-year high for our stock.
The dividend of €0.55 per share for fiscal 2004 was paid on May 2, 2005. The payout ratio — calculated on Group net income for 2004 (€603 million) — was 67 percent.

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Bayer Group Consolidated Statements of Income

	2nd Quarter		1st Half
€ million	2004	2005	2004	2005
Net sales	5,890	7,053	11,682	13,757
Cost of goods sold	(3,202)	(3,811)	(6,009)	(7,353)
Gross profit	2,688	3,242	5,673	6,404

Selling expenses	(1,362)	(1,461)	(2,627)	(2,730)
Research and development expenses	(469)	(484)	(921)	(907)
General administration expenses	(353)	(384)	(680)	(708)
Other operating income	264	405	391	789
Other operating expenses	(258)	(572)	(572)	(1,098)
Operating result (EBIT)	510	746	1,264	1,750

Income (expense) from investments in affiliated companies – net	(80)	6	(99)	4
Interest expense – net	(79)	(80)	(100)	(160)
Other non-operating expense – net	(55)	(55)	(131)	(104)
Non-operating result	(214)	(129)	(330)	(260)

Income before income taxes	296	617	934	1,490

Income taxes	(105)	(182)	(344)	(462)

Income from continuing operations after taxes	191	435	590	1,028

Income (loss) from discontinued operations after taxes	(42)	(23)	(16)	29

Income after taxes	149	412	574	1,057
of which
attributable to minority interest	3	6	9	(1)
attributable to Bayer AG stockholders (net income)	146	406	565	1,058

Earnings per share (€)
From continuing operations
Basic	0.26	0.60	0.81	1.41
Diluted	0.26	0.60	0.81	1.41
From continuing and discontinued operations
Basic	0.20	0.56	0.77	1.45
Diluted	0.20	0.56	0.77	1.45

2004 figures restated

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Bayer Group Consolidated Balance Sheets

€ million	June 30, 2004	June 30, 2005	Dec. 31, 2004
Assets
Noncurrent assets
Goodwill and other intangible assets	6,266	7,758	5,952
Property, plant and equipment	8,135	8,040	7,662
Investments in associates	786	790	744
Financial assets	980	1,110	1,181
Other assets	374	187	73
Deferred taxes	1,328	2,027	1,219
	17,869	19,912	16,831

Current assets
Inventories	4,627	5,602	4,738
Trade accounts receivable	4,861	5,866	4,475
Financial assets	389	412	724
Other assets	1,018	1,419	1,641
Claims for tax refunds	772	780	823
Liquid assets	2,881	1,817	3,599
	14,548	15,896	16,000

Assets held for sale and discontinued operations	4,908	0	4,757

Total assets	37,325	35,808	37,588

Stockholders’ Equity and Liabilities
Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG	1,870	1,870	1,870
Capital reserves of Bayer AG	2,942	2,942	2,942
Revaluation surplus	0	66	66
Retained earnings	8,811	7,537	8,813
Net income	565	1,058	685
Other comprehensive income (loss)	(2,599)	(3,067)	(3,544)
of which
comprehensive income (loss) from discontinued operations	(93)	0	(144)
	11,589	10,406	10,832

Equity attributable to minority interest	100	190	111

Total stockholders’ equity	11,689	10,596	10,943

Liabilities
Noncurrent liabilities
Provisions for pensions and other post-employment benefits	5,894	7,324	6,219
Other provisions	1,223	1,481	1,169
Financial liabilities	6,143	6,996	7,025
Miscellaneous liabilities	165	127	203
Deferred taxes	1,047	571	644
	14,472	16,499	15,260
Current liabilities
Other provisions	2,630	2,674	2,742
Financial liabilities	2,187	2,019	2,166
Trade accounts payable	1,592	1,675	1,759
Tax liabilities	395	337	456
Miscellaneous liabilities	1,726	2,008	1,875
	8,530	8,713	8,998
Liabilities directly related to assets held for sale and discontinued operations	2,634	0	2,387

Total liabilities	25,636	25,212	26,645

Total stockholders’ equity and liabilities	37,325	35,808	37,588

2004 figures restated

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Bayer Group Consolidated Statements of Cash Flows

	2nd Quarter		1st Half
€ million	2004	2005	2004	2005
Operating result (EBIT)	510	746	1,264	1,750
Income taxes	(157)	(202)	(372)	(423)
Depreciation and amortization	506	433	982	866
Change in pension provisions	(142)	(46)	(264)	(163)
(Gains) losses on retirements of noncurrent assets	(5)	(23)	(31)	(21)
Gross cash flow*	712	908	1,579	2,009

Decrease (increase) in inventories	(36)	(111)	(140)	(342)
Decrease (increase) in trade accounts receivable	147	380	(638)	(556)
Increase (decrease) in trade accounts payable	53	(90)	(238)	(344)
Changes in other working capital	199	(72)	307	22
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	1,075	1,015	870	789
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	71	10	(23)	(22)
Net cash provided by (used in) operating activities (net cash flow, total)	1,146	1,025	847	767

Cash outflows for additions to property, plant and equipment	(237)	(271)	(422)	(452)
Cash inflows from sales of property, plant and equipment	70	16	133	272
Cash inflows from sales of investments	17	267	372	1,267
Cash outflows for acquisitions less acquired cash	0	(5)	(142)	(2,058)
Interest and dividends received	229	334	357	362
Net cash inflow (outflow) from marketable securities	(24)	(94)	(83)	(91)
Net cash provided by (used in) investing activities (total)	55	247	215	(700)

Capital contributions	0	0	0	0
Bayer AG dividend and dividend payments to minority stockholders	(372)	(429)	(548)	(462)
Issuances of debt	73	177	385	441
Retirements of debt	(336)	(656)	(497)	(1,210)
Interest paid	(342)	(439)	(475)	(546)
Net cash provided by (used in) financing activities (total)	(977)	(1,347)	(1,135)	(1,777)

Change in cash and cash equivalents due to business activities (total)	224	(75)	(73)	(1,710)

Cash and cash equivalents at beginning of period	2,440	1,749	2,734	3,570

Change in cash and cash equivalents due to changes in scope of consolidation	0	0	0	(196)
Change in cash and cash equivalents due to exchange rate movements	2	24	5	34

Cash and cash equivalents at end of period	2,666	1,698	2,666	1,698

Marketable securities and other instruments	215	119	215	119

Liquid assets as per balance sheets	2,881	1,817	2,881	1,817

2004 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2005
Bayer Stockholders’ Newsletter 2005
Bayer Group Consolidated Statements of Recognized Income and Expense

	2nd Quarter		1st Half
€ million	2004	2005	2004	2005
Changes in fair values of hedging instruments and securities held for sale, recognized in stockholders’ equity	8	(33)	18	(8)
Exchange differences on translation of foreign operations	(19)	274	186	679
Actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits	(25)	(1,183)	(25)	(1,183)
Deferred taxes on valuation adjustments offset directly against stockholders’ equity	32	476	43	466
Valuation adjustments recognized directly in stockholders’ equity	(4)	(466)	222	(46)
Income after taxes	149	412	574	1,057
Total income and expense recognized in the financial statements	145	(54)	796	1,011

Bayer Group Consolidated Statements of Changes in Stockholders’ Equity

	Equity attributable to Bayer AG stockholders
					Other
					compre-			Total
	Capital stock			Net	hensive			stock-
	and reserves	Revaluation	Retained	income	income		Minority	holders’
€ million	of Bayer AG	surplus	earnings	(loss)	(loss)	Total	interest	equity
December 31, 2003	4,812	0	10,479	(1,303)	(2,821)	11,167	123	11,290
Dividend payments				(365)		(365)		(365)
Allocation from retained earnings			(1,668)	1,668		0		0
Other changes in stockholders’ equity					179	179	(23)	156
Taxes on transactions directly recognized in stockholders’ equity					43	43		43
Net income				565		565		565
June 30, 2004	4,812	0	8,811	565	(2,599)	11,589	100	11,689

December 31, 2004	4,812	66	8,813	685	(3,544)	10,832	111	10,943
Spin-off of LANXESS			(1,559)		523	(1,036)	86	(950)
Dividend payments				(402)		(402)		(402)
Allocation to retained earnings			283	(283)		0		0
Other changes in stockholders’ equity					(512)	(512)	(7)	(519)
Taxes on transactions directly recognized in stockholders’ equity					466	466		466
Net income				1,058		1,058		1,058
June 30, 2005	4,812	66	7,537	1,058	(3,067)	10,406	190	10,596

2004 figures restated

Interim Report as of June 30, 2005/Notes
Bayer Stockholders’ Newsletter 2005
Key Data by Segment

	HealthCare
	Pharmaceuticals,		Consumer		Diabetes Care,		Animal
	Biological Products		Care		Diagnostics		Health
	2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter
€ million	2004	2005	2004	2005	2004	2005	2004	2005
Net sales (external)	939	988	333	592	510	561	225	229
– Change in €	- 14.6%	+ 5.2%	- 2.1%	+ 77.8%	+ 10.9%	+ 10.0%	+ 5.1%	+ 1.8%
– Change in local currencies	- 13.8%	+ 5.9%	+ 2.8%	+ 78.8%	+ 14.4%	+ 11.5%	+ 8.8%	+ 2.6%
Intersegment sales	8	14	0	10	1	0	1	1
Operating result (EBIT)	65	109	47	34	60	72	45	43
Return on sales	6.9%	11.0%	14.1%	5.7%	11.8%	12.8%	20.0%	18.8%
Gross cash flow*	68	106	40	31	64	89	33	32
Net cash flow*	173	143	21	2	108	54	38	22
Depreciation and amortization	49	36	18	25	44	42	7	5

	1st Half		1st Half		1st Half		1st Half
	2004	2005	2004	2005	2004	2005	2004	2005
Net sales (external)	2,023	1,940	659	1,115	954	1,022	403	428
– Change in €	- 6.0%	- 4.1%	- 4.5%	+ 69.2%	+ 5.1%	+ 7.1%	+ 2.5%	+ 6.2%
– Change in local currencies	- 1.8%	- 3.2%	+ 2.4%	+ 70.5%	+ 10.3%	+ 8.8%	+ 7.8%	+ 7.4%
Intersegment sales	18	19	3	16	1	1	2	2
Operating result (EBIT)	230	195	100	45	88	109	77	92
Return on sales	11.4%	10.1%	15.2%	4.0%	9.2%	10.7%	19.1%	21.5%
Gross cash flow*	185	180	93	68	120	145	59	67
Net cash flow*	123	51	83	94	151	114	45	29
Depreciation and amortization	84	77	34	57	85	82	12	11

2004 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2005/Notes
Bayer Stockholders’ Newsletter 2005

CropScience
Crop		Environmental Science,		MaterialScience						Continuing
Protection		BioScience		Materials		Systems		Reconciliation		Operations
2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter
2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
1,352	1,318	290	286	800	1,045	1,291	1,689	150	345	5,890	7,053
+ 5.3%	- 2.5%	+ 2.5%	- 1.4%	+ 15.3%	+ 30.6%	+ 11.3%	+ 30.8%			+ 3.1%	+ 19.7%
+ 8.6%	- 3.0%	+ 5.9%	+ 0.6%	+ 18.3%	+ 32.9%	+ 14.1%	+ 32.4%			+ 5.7%	+ 20.8%
15	15	2	3	3	4	25	37	(55)	(84)
119	110	40	52	78	162	137	165	(81)	(1)	510	746
8.8%	8.3%	13.8%	18.2%	9.8%	15.5%	10.6%	9.8%			8.7%	10.6%
152	182	40	49	104	149	160	179	51	91	712	908
522	493	63	120	59	80	82	189	9	(88)	1,075	1,015
147	125	35	19	62	53	89	84	55	44	506	433

1st Half		1st Half		1st Half		1st Half		1st Half		1st Half
2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
2,768	2,735	606	613	1,500	1,968	2,468	3,310	301	626	11,682	13,757
+ 4.8%	- 1.2%	+ 3.2%	+ 1.2%	+ 8.0%	+ 31.2%	+ 5.8%	+ 34.1%			+ 1.7%	+ 17.8%
+ 8.8%	- 1.3%	+ 8.1%	+ 2.5%	+ 12.9%	+ 33.7%	+ 10.4%	+ 36.0%			+ 6.1%	+ 18.9%
33	28	4	8	6	7	46	74	(113)	(155)
402	432	136	144	110	321	240	412	(119)	0	1,264	1,750
14.5%	15.8%	22.4%	23.5%	7.3%	16.3%	9.7%	12.4%			10.8%	12.7%
425	489	114	129	179	292	316	397	88	242	1,579	2,009
327	170	19	64	75	144	118	125	(71)	(2)	870	789
292	246	67	41	122	106	175	158	111	88	982	866

Interim Report as of June 30, 2005/Notes
Bayer Stockholders’ Newsletter 2005
Key Data by Region

	Europe		North America
	2nd Quarter		2nd Quarter
€ million	2004	2005	2004	2005
Net sales (external) – by market	2,432	3,188	1,810	1,904
Net sales (external) – by point of origin	2,614	3,423	1,856	1,921
– Change in €	+ 3.8%	+ 30.9%	- 1.8%	+ 3.5%
– Change in local currencies	+ 3.7%	+ 30.8%	+ 3.6%	+ 7.0%
Interregional sales	816	952	471	546
Operating result (EBIT)	244	463	161	133
Return on sales	9.3%	13.5%	8.7%	6.9%
Gross cash flow*	328	521	227	241

	1st Half		1st Half
	2004	2005	2004	2005
Net sales (external) – by market	4,949	6,297	3,516	3,687
Net sales (external) – by point of origin	5,346	6,746	3,554	3,721
– Change in €	+ 1.4%	26.2%	- 2.3%	+ 4.7%
– Change in local currencies	+ 1.6%	25.9%	+ 7.4%	+ 8.4%
Interregional sales	1,793	2,033	858	1,015
Operating result (EBIT)	739	1,014	310	405
Return on sales	13.8%	15.0%	8.7%	10.9%
Gross cash flow*	897	1,171	388	506

2004 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of June 30, 2005/Notes
Bayer Stockholders’ Newsletter 2005

		Latin America/
		Africa/				Continuing
Asia/Pacific		Middle East		Reconciliation		Operations
2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter
2004	2005	2004	2005	2004	2005	2004	2005
984	1,153	664	808			5,890	7,053
923	1,112	497	597			5,890	7,053
+ 10.3%	+ 20.5%	+ 6.0%	+ 20.1%			+ 3.1%	+ 19.7%
+ 11.8%	+ 22.6%	+ 14.9%	+ 16.7%			+ 5.7%	+ 20.8%
50	51	30	39	(1,367)	(1,588)
96	141	60	56	(51)	(47)	510	746
10.4%	12.7%	12.1%	9.4%			8.7%	10.6%
102	144	62	40	(7)	(38)	712	908

1st Half		1st Half		1st Half		1st Half
2004	2005	2004	2005	2004	2005	2004	2005
1,876	2,191	1,341	1,582			11,682	13,757
1,758	2,106	1,024	1,184			11,682	13,757
+ 4.9%	+ 19.8%	+ 13.9%	+ 15.6%			+ 1.7%	+ 17.8%
+ 9.8%	+ 22.2%	+ 21.7%	+ 14.4%			+ 6.1%	+ 18.9%
92	105	56	77	(2,799)	(3,230)
174	282	155	134	(114)	(85)	1,264	1,750
9.9%	13.4%	15.1%	11.3%			10.8%	12.7%
190	283	136	102	(32)	(53)	1,579	2,009

Interim Report for the Second Quarter/Notes
Bayer Stockholders’ Newsletter 2005
Notes to the Interim Report
as of June 30, 2005
Accounting policies
Like the financial statements for 2004, the unaudited, consolidated financial statements for the second quarter of 2005 have been prepared according to the rules issued by the IASB, London. Reference should be made as appropriate to the notes to the 2004 statements, except as detailed below. IAS 34 (Interim Financial Reporting) has been applied in addition.
Changes in presentation in connection with the classification of assets and liabilities according to maturity as per IAS 1 and of assets held for sale and discontinued operations as per IFRS 5
The previous version of IAS 1 allowed the option of classifying assets and liabilities either according to maturity or in order of liquidity. The revised version of IAS 1, developed as part of the IASB’s improvements project, prescribes classification according to maturity starting with the 2005 fiscal year.
IFRS 5, approved by the IASB on March 31, 2004, contains specific recognition principles for certain assets and liabilities held for sale and for discontinued operations. Reporting is to be based primarily on continuing operations, while assets held for sale and discontinued operations are to be stated separately in a single line item in the balance sheet, income statement and cash flow statement. The distinction between continuing and discontinued operations or assets held for sale is thus drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004. The previous year’s figures are restated accordingly.
Change in pension accounting — application of the IAS 19 amendment
In December 2004, the IASB published an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option for actuarial gains and losses arising from defined benefit plans. This option is similar to the approach provided in the U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement.
Previously, in the Bayer Group statements, the net cumulative amounts of actuarial gains and losses outside of the “corridor” that were reflected in the balance sheet at the end of the previous reporting period were recognized in the income statement as income or expense, respectively, over the average remaining working lives of existing employees. This “corridor” was 10 percent of the present value of the defined benefit obligation or 10 percent of the fair value of plan assets, whichever was greater at the end of the previous year. Under the new method of pension accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus, no amortization of actuarial gains and losses is recognized in income.
Recognizing actuarial gains and losses in stockholders’ equity affects the amounts of receivables and of provisions for pensions and other post-employment benefits stated in the balance sheet and also requires the recognition of deferred taxes on the resulting differences. These taxes, too, are offset against the corresponding equity items.
The Group Management Board has decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of

Interim Report for the Second Quarter/Notes
Bayer Stockholders’ Newsletter 2005
our reporting. The previous year’s figures have been restated accordingly. This reporting change improves the 2004 operating result from continuing operations by €48 million and the non-operating result by €78 million. Application of IAS 19 (revised) leads to a deferred tax expense of €50 million. In view of its immateriality to 2004 EBIT of our segments, the €48 million gain has been reflected solely in the reconciliation column of the segment table. These non-cash reporting changes do not affect either gross or net cash flow. A quantitative analysis of the actuarial parameters led to an approximately €1 billion increase in pension obligations as of June 30, 2005 that was directly recognized in equity. The increase was due especially to a considerable drop in long-term interest rates in the principal countries.
Cessation of goodwill amortization
In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). Among the major changes is that goodwill and other intangible assets with an indefinite useful life may no longer be amortized, but must be tested annually for possible impairment. If events or changes in circumstances indicate a possible decline in value, impairment testing must be performed more frequently. Reversals of impairment losses for goodwill are prohibited. An intangible asset must be treated as having an indefinite life if it is expected to generate cash flows for the enterprise for an indefinite period of time. The revised standards apply to goodwill and other intangible assets acquired in business combinations agreed upon on or after March 31, 2004, as well as to previously acquired goodwill and other intangible assets for annual periods beginning on or after March 31, 2004.
Scope of consolidation
On June 30, 2005, the Bayer Group had a total of 289 fully or proportionately consolidated companies, compared with 349 companies on December 31, 2004. The reduction is due mainly to the deconsolidation of 61 LANXESS companies.
The acquisition of the global OTC business of Roche is largely complete, resulting in the following changes in Group assets and liabilities:

OTC Acquisition*	Book Value	Step-Up	Fair Value
€ million
Intangible assets	0	1,142	1,142
Goodwill	0	589	589
Property, plant and equipment	142	9	151
Inventories	96	57	153
Other acquired assets and assumed liabilities	67	(22)	45

*	We also purchased from Roche at the end of 2004 the remaining 50 percent interest in the OTC joint venture in the U.S.
Since we have combined the sales forces, distribution function, and support functions — such as controlling — in our legal entities, it is not practicable to separately identify EBIT of the former Roche business.

Interim Report for the Second Quarter/Notes
Bayer Stockholders’ Newsletter 2005
Discontinued Operations
The Board of Management and Supervisory Board of Bayer AG decided in November 2003 to separate major parts of the chemicals and polymers business from the Bayer Group. The separation took place by way of a spin-off pursuant to the German Transformation Act (Umwandlungsgesetz). On January 28, 2005, the spin-off of LANXESS from Bayer AG was entered in the commercial register and thus took legal effect. It was also decided in October 2003 to divest the plasma business of the Biological Products Division of the Bayer HealthCare subgroup. This business was sold effective March 31, 2005.
Both the LANXESS business and the divested plasma business are reported as discontinued operations. This information, which is provided from the standpoint of the Bayer Group, is to be regarded as part of the reporting for the entire Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining business of Bayer as separate entities. This presentation is thus in line with the principles for the reporting of discontinued operations according to IFRS 5.

					Total
					Discontinued
	LANXESS		Plasma		Operations
	2nd Quarter		2nd Quarter		2nd Quarter
Discontinued Operations	2004	2005	2004***	2005	2004***	2005
€ million
Net sales (external)	1,592	0	101	4	1,693	4
Operating result (EBIT)	23	0	0	(36)	23	(36)
Income (loss) after taxes	(42)	0	0	(23)	(42)	(23)
Gross cash flow*	113	0	6	6	119	6
Net cash flow*	78	0	(7)	10	71	10
Net investing cash flow	(15)	0	(2)	0	(17)	0
Net financing cash flow	(63)	0	9	(10)	(54)	(10)

	1st Half		1st Half		1st Half
	2004	2005**	2004***	2005	2004***	2005
Net sales (external)	3,070	503	193	124	3,263	627
Operating result (EBIT)	98	62	(1)	(14)	97	48
Income (loss) after taxes	(15)	38	(1)	(9)	(16)	29
Gross cash flow*	224	51	12	4	236	55
Net cash flow*	16	(80)	(39)	58	(23)	(22)
Net investing cash flow	(62)	(19)	(4)	226	(66)	207
Net financing cash flow	46	99	43	(284)	89	(185)

*	for definition see Bayer Group Key Data on page 2

**	figures for January only

***	2004 figures restated. Contrary to the presentation in last year’s publications, activities outside the United States are now reflected in continuing operations

Interim Report for the Second Quarter/Notes
Bayer Stockholders’ Newsletter 2005
Segment reporting
The spin-off of LANXESS and the acquisition of the Roche OTC business have led to a shift in the relative sizes of our businesses in terms of sales, EBIT and assets. In compliance with IAS 14 (Segment Reporting), we have therefore adjusted our segmentation effective January 1, 2005 to reflect the new Group structure.
In line with the increased importance of our Consumer Care Division, the previous Consumer Care, Diagnostics segment has been split into two reporting segments. The new Consumer Care segment comprises both our existing Consumer Care business and the OTC business acquired from Roche. Our diagnostics activities, comprising the Diabetes Care and Diagnostics divisions, are now reported as a separate segment called Diabetes Care, Diagnostics.
The Bayer CropScience subgroup was presented in the 2004 financial statements as a single segment. We are now reporting Crop Protection as a separate segment, consisting of the strategic business units Insecticides, Fungicides, Herbicides and Seed Treatment. The new Environmental Science, BioScience segment comprises the Environmental Science and BioScience business groups.
The Bayer MaterialScience subgroup is divided for reporting purposes into the Materials and Systems segments as before.
Leverkusen, August 3, 2005
Bayer Aktiengesellschaft
The Board of Management

Financial Calendar
Fall Financial News Conference
Wednesday, November 9, 2005
Investor Conference Call
Wednesday, November 9, 2005
2005 Annual Report
Monday, March 6, 2006
Q1 2006 Interim Report
Thursday, April 27, 2006
Investor Conference Call
Thursday, April 27, 2006
Annual Stockholders’ Meeting 2006
Friday, April 28, 2006
Payment of Dividend
Tuesday, May 2, 2006
Masthead
Publisher
Bayer AG
Communications
51368 Leverkusen
Germany
Editor
Ute Bode
Phone ++49 214 30 58992
E-mail: ute.bode.ub@bayer-ag.de
English edition
Bayer Industry Services
GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff
Phone ++49 214 30 33022
E-mail: peter.dahlhoff.pd1@bayer-ag.de
Date of publication
August 10, 2005
Bayer on the Internet
www.bayer.com
If you would like to receive the Bayer Stockholders’ Newsletter in electronic rather than print form in future, please e-mail the editor.
Forward-Looking Statements
This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:
•	Downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Stockholders’ Newsletter.
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

	By:	/s/ Dr. Armin Buchmeier
		Name:	Dr. Armin Buchmeier
Date: August 11, 2005		Title:	Senior Counsel